FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 1, 2007

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
 Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

INTRODUCTORY NOTES

This Report sets forth unaudited financial statements and other financial and statistical information for the six-month period ended June 30, 2007, and shall be deemed to be incorporated by reference into and made a part of the Registration Statement on Form F-3 (No. 333-131369) of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) (“SEK” or the “Company”).

In this Report, unless otherwise indicated, all descriptions and financial information relate to Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) (“SEK” or the “Company”) as a whole, and include both “SEK exclusive of the S-system” and the “State Support System” (the “S-system”), each of which is described in detail herein. In certain instances, information relating to the S-system on a stand-alone basis is provided separately.

SEK is a “public company” according to the Swedish Companies Act. A Swedish company, even if its shares are not listed on an exchange and are not publicly traded, may choose to declare itself a “public company”. Only public debt companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases, a public company is required to add the notation “publ” to its name.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. In addition, the Company may make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Form 20-F, in its annual and interim reports, offering circulars and prospectuses, press releases and other written information. The Board of Directors, officers and employees may also make oral forward-looking statements to third parties, including financial analysts. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

•                  financial projections and estimates and their underlying assumptions;

•                  statements regarding plans, objectives and expectations relating to future operations and services;

•                  statements regarding the impact of regulatory initiatives on the Company’s operations;

•                  statements regarding general industry and macroeconomic growth rates and the Company’s performance relative to them; and

•                  statements regarding future performance.

Forward-looking statements generally are identified by the words “expect”, “anticipate”, “believe”, “intend”, “estimate”, “should”, and similar expressions.

Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events, although the Company intends to continue to meet its ongoing disclosure obligations under the U.S. securities laws (such as the obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. We caution you a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, the following:

•                  changes in general economic business conditions, especially in Sweden;

•                  changes and volatility in currency exchange and interest rates;

•                  dislocations in one or more segments of the financial markets; and

•                  changes in government policy and regulations and in political and social conditions.

Unless otherwise indicated, amounts in parentheses in this Report relate to the same date, in the case of balance sheet items, and the same period in the case of income statement and cash flow items for, the preceding year, unless otherwise indicated.

CURRENCY OF PRESENTATION

SEK publishes its financial statements in Swedish kronor (“Skr”). The following table sets forth for the calendar periods indicated certain information concerning the exchange rate for U.S. dollars into Swedish kronor based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	Six-Month Period Ended June 30,
	2007	2006
	(Skr per U.S. dollar)

High	6.6975	7,0917
Low	7.1060	7.9656
Average (1)	6.9015	7.5116

(1) The average of the exchange rates on the last business day of each month during the period.

The noon buying rate on September 28, 2007 was Skr 6.4745 per U.S. dollar.

No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

THE COMPANY

Introduction

SEK is a public stock corporation wholly-owned by the Swedish State through the Ministry of Foreign Affairs (“Sweden” or the “State”).

SEK was founded in 1962 in order to strengthen the competitiveness of the Swedish export industry by meeting the need for long-term credits. SEK’s objective is to engage in financing activities in accordance with the Swedish Banking and Financing Business Act and in connection therewith primarily to promote the development of Swedish commerce and industry as well as to otherwise engage in Swedish and international financing activities on commercial grounds.

SEK provides long-term sustainable financial solutions for the private and public sectors with the aim of promoting the development and international competitiveness of Swedish industry and trade. SEK’s mission is to secure access to financial solutions for export and infrastructure. Business activities include export credits, lending, structured financing, project financing, leasing, capital market products and financial advisory services. SEK offers its solutions to corporations and financial institutions as well as domestic and international investors. SEK extends credits, or loans, on commercial terms at prevailing fixed or floating market rates of interest in “SEK exclusive of the S-system”, and credits on State-supported terms at fixed rates of interest that may be lower than prevailing fixed market rates in the “State Support System” (the “S-system”). The S-system is administered on behalf of the State by SEK against compensation.

From its roots and base in export credits, SEK’s product range has expanded to promote the development of Swedish commerce and industry and the Swedish export industry. Over the years, SEK has been active in the creation of new financial solutions. SEK’s clear niche specialization in long-term financial products, combined with its financial capacity and flexible organization, are key factors in the management of its operations. SEK’s borrowing activities in the international capital markets have given SEK expertise in financial instruments, an expertise that has earned international awards from financial publications on several occasions. This experience, together with maintaining credit quality and credit ratings (as of September 2007: AA+ from Standard & Poor’s and Aa1 from Moody’s Investors Service), has allowed SEK to offer its customers tailored products and what SEK believes are highly competitive terms.

SEK has broadened both its range of services and customer base in recent years in response to changes in demand and the opportunities created by the development of new forms of cooperation and financial instruments. Among other things SEK has increased its financing of infrastructure projects with Swedish regional and local authorities, with the aim of supporting the development and competitiveness of Swedish commerce and industry. SEK has also to a greater extent become involved as a financial advisor for international projects. The expansion of

SEK’s services and customer base reflects SEK’s efforts to become a broader-range finance house with specialists in a number of areas, while continuing to emphasize its traditional role as a long-term lender.

The increasing integration of business in the Nordic countries is consistent with SEK’s goal of having a position in the Nordic countries within its niche: long-term financial solutions. SEK’s representative office in Helsinki, with its focus on major Finnish companies and local authorities, furthers this development. The operations in Helsinki are important for strengthening SEK’s position in the Nordic market.

SEK has been involved in Sweden’s fast-growing trade with the countries in the Baltic region since the early 1990s. The overall goal is to contribute to a continued positive economic development in the region, while strengthening the presence of Swedish and other Nordic business.

SEK’s relationship with domestic, Nordic and other international investors and partners enhances its ability to develop financial solutions which meet its customers’ requirements. This network enables SEK to participate in co-financing solutions and advisory assignments, as well as in benchmarking and cooperation in areas such as risk management and business systems.

The address of the Company’s principal executive office is AB Svensk Exportkredit (Swedish Export Credit Corporation), Västra Trädgårdsgatan 11B, Stockholm, Sweden, and the Company’s telephone number is 011-46-8-613-8300. The Company’s authorized representative in the United States is the Consulate General of Sweden, One Dag Hammarskjöld Plaza, 885 Second Avenue, New York, NY 10017, and the telephone number is (212) 583-2550.

Selected Balance Sheet and Counterparty Information

Although SEK provides financing for transactions involving public and private buyers throughout the world, its counterparty exposures are largely to Sweden and other highly rated OECD states and major Swedish and international banks and credit institutions. (See table below.)

COUNTERPARTY RISK EXPOSURES

(Skr billion)

Consolidated Group and Parent Company:

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
	June 30, 2007		December 31, 2006		June 30, 2007		December 31, 2006		June 30, 2007		December 31, 2006
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

States	53.6	20	43.9	19	38.2	16	36.3	17	15.4	58	7.6	34
Municipalities	23.5	9	19.1	8	19.3	8	16.7	8	4.2	16	2.4	11
Mortgage institutions	9.0	3	7.3	3	9	4	7.3	3	—	—	—	—
Banks	86.5	33	90.7	38	82.8	36	84.8	39	3.6	14	5.9	26
Other credit institutions	68.8	26	62.4	26	67.4	28	57.8	27	1.4	5	4.6	21
Corporations	23.5	9	14.2	6	21.6	8	12.3	6	1.9	7	1.9	8
Total	264.8	100	237.6	100	238.3	100	215.2	100	26.5	100	22.4	100

The following table sets forth certain data regarding SEK’s credits outstanding and debt outstanding at June 30, 2007 and 2006:

	June 30,		December 31,
(In millions of Skr)	2007	2006	2006

Total credits outstanding	98,140	87,500	91,148
Total debt outstanding	236,163	195,370	209,535

Lending Operations

The following table sets forth certain data regarding SEK’s lending operations for the six-month periods ended June 30, 2007 and 2006:

	Six-Month Period Ended June 30,
(In millions of Skr)	2007	2006

Offers of long-term credits accepted	24,738	31,287
Total credits outstanding at June 30	98,140	87,500
Total credit commitments outstanding at June 30	21,750	19,496

SEK’s total volume of new customer financial transactions during the first six months of 2007 amounted to Skr 27.2 billion (36.2 for the six-month period ending June 30, 2006). New customer financial transactions include offers of long-term credits accepted as well as syndicated customer transactions.

The aggregate amount of outstanding offers for new credits reached Skr 31.6 billion at June 30, 2007 (25.8 at December 31, 2006).

The total amount of credits outstanding and credits committed though not yet disbursed increased during the period and amounted to Skr 119.9 billion at June 30, 2007 (113.0 at December 31, 2006), of which Skr 98.1 billion (91.1 at December 31, 2006) represented credits outstanding.

Borrowing Operations

SEK’s long-term new borrowing in the first six months of 2007 was the equivalent of Skr 71.8 billion (29.7 for the six-month period ending June 30, 2006) or USD 10.3 billion (4.3 for the six-month period ending June 30, 2006).

During the first six months, SEK has issued a number of large bonds. One highlight is a three-year bond amounting to one billion Euros, which is the second largest Euro Benchmark loan in the company’s history.

SEK also issued a two-year bond amounting to USD one billion. The transaction was very successful and complements other outstanding USD bonds well in regard to maturity. During the year SEK has issued USD bonds with maturities of two, three and ten years, thereby providing investors with a good opportunity to buy SEK bonds with a wide range of maturities.

SEK has signed a deal to participate, as the first issuer, in a new platform for Exchange-Traded Notes in the U.S. In the new platform, ELEMENTS, SEK will be partnering with distributors, index providers and U.S securities exchanges to offer index linked notes across asset classes. Investor will be able to buy and sell the notes through financial advisors on U.S. securities exchanges.

During the second quarter, a large number of smaller transactions were made in Japan, consisting primarily of currency-linked bonds on which SEK has buy-back rights. A transaction also worth mentioning was a thirty-year zero-coupon bond amounting to USD 400 million, tailored for the American market. This issue was spurred from the demand of pension funds that wished to prolong asset maturities.

SEK’s Investor Relations activities continued during the second quarter with special focus on the American and Canadian markets.

CONTROL OF REGISTRANT AND CAPITAL SECURITIES

The following table sets forth the current share ownership of the Company:

	Ownership	Number of Shares

Kingdom of Sweden	Appr. 64.65%	640,000	Class A Shares

Kingdom of Sweden	Appr. 35.35%	350,000	Class B Shares
Total	100.00%	990,000

On June 30, 2003, the Kingdom of Sweden became the sole (100 percent) owner of SEK. The State owns all of the Class A shares and Class B shares.

During the three year period from June 2000 to June 2003 the State held 64.65 % of the Company’s voting shares, with the other 35.35 % held by ABB Structured Finance Investment AB. Prior to that date, the State held 50 percent of the Company’s voting shares, with the other 50 percent held by major commercial banks in Sweden.

RATIOS OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges of the Company for the calendar periods indicated below are as follows:

	Six-Month Period Ended June 30,
	2007	2006

Swedish GAAP	1.06	1.08

U.S. GAAP	0.77	1.50

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the period, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, in “SEK (exclusive of the S-system)”.

From January 1, 2007, SEK is applying International Financial Reporting Standards (IFRS) published by the International Accounting Standard Board (“IASB”) and endorsed by the EU in its consolidated accounts and in the parent company accounts. However, for the consolidated financial statements presented herein, SEK has chosen in accordance with the SEC regulations for first-time adopters to use the “Previous GAAP Option”. A foreign private issuer may present three years of audited Previous GAAP financial statements as well as Previous GAAP interim financial statements for the current year and comparable prior year period, all reconciled to U.S. GAAP. Since SEK is a first-time adopter in 2007 we have presented audited financial statements for 2004, 2005 and 2006 in our Annual Report on Form 20-F for the year ended December 31, 2006 and unaudited financial statements for the six months of 2006 and 2007 in this report, all in accordance with Previous GAAP (which in our case is Swedish GAAP) and reconciled to U.S. GAAP.

There have been and are expected to continue to be significant differences between SEK’s net profit and equity calculated under Swedish GAAP as compared to these items calculated under U.S. GAAP. For a discussion of the differences between Swedish GAAP and U.S. GAAP, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and Note 14 to the Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

From January 1, 2007, SEK is applying International Financial Reporting Standards (IFRS) published by the International Accounting Standard Board (“IASB”) and endorsed by the EU in its consolidated accounts and in the parent company accounts. However, for the consolidated financial statements presented herein, SEK has chosen in accordance with the SEC regulations for first-time adopters to use the “Previous GAAP Option”. A foreign private issuer may present three years of audited Previous GAAP financial statements as well as Previous GAAP interim financial statements for the current year and comparable prior year period, all reconciled to U.S. GAAP. Since SEK is a first-time adopter in 2007 we have presented in our Annual Report on Form 20-F for the year ended December 31, 2006 audited financial statements for 2004, 2005 and 2006 and unaudited financial statements for the six months of 2006 and 2007 in this report, all in accordance with Previous GAAP (which in our case is Swedish GAAP) and reconciled to U.S. GAAP.

Operating profit and net profit

Operating profit amounted to Skr 279.7 million (269.9 for the six month period ending June 30, 2006), an increase of 4 percent. The increase in operating profit was related mainly to an increase in the net result of financial transactions, an increase in commissions earned, and a decrease in commissions incurred. Net profit amounted to Skr 201.2 million (192.5 for the six-month period ending June 30, 2006).

Net interest earnings totaled Skr 400.7 million (400.1 for the six-month period ending June 30, 2006).

The average volume of debt-financed assets totaled 213 billion (185 for the six-month period ending June 30, 2006), an increase of 15 percent. The average margin of such volume was 0.29 percent p.a. (0.33 for the six-month period ended June 30, 2006). The decrease in average margin was due to decreased margins in the credit portfolio as a result of higher margins in old credits that have matured than in the new credits accepted during the year.

Commissions earned were Skr 13.3 million (10.9 for the six-month period ending June 30, 2006). The increase is related to higher activity within the subsidiaries. Commissions incurred were Skr 9.0 million (12.9 for the six-month period ending June 30, 2006). The decrease is related to lower costs for certain regulatory projects.

Administrative expenses totaled Skr 127.9 million (124.9 for the six-month period ending June 30, 2006), an increase of 3 percent. Administrative expenses include an estimated cost for the general incentive system for all personnel amounting to Skr 7.8 million (0.0 for the six-month period ending June 30, 2006).

Depreciations of non-financial assets amounted to Skr 14.9 million (14.9 for the six-month period ending June 30, 2006).

No credit losses were incurred during the reported periods.

The annualized return on equity for the six months ended June 30, 2007, was 13.6 percent (14.4 for the six-month period ending June 30, 2006) before taxes, and 9.8 percent (10.4 for the six-month period ending June 30, 2006) after taxes, respectively.

Net profit for the six-month period ended June 30, 2007, was Skr 201.2 million (192.5 for the six-month period ending June 30, 2006), after charges for taxes amounting to Skr 78.5 million (77.4 for the six-month period ending June 30, 2006).

SEK’s net profit for the first half of 2007, in accordance with U.S. GAAP, produced a net loss of Skr 796.7 million, compared to a net gain of Skr 1,210.9 million in the first half of 2006.

The aggregate U.S. GAAP adjustments, net of the related tax effect, produced a negative adjustment of Skr 997.9 million for the first half of 2007, compared to a positive adjustment of Skr 1,018.4 million in the first half of 2006.

The main reconciliation adjustment to income under U.S. GAAP is related to changes in currency exchange rates affecting the fair value of foreign currency denominated instruments in SEK’s available-for-sale portfolio that are not eligible for hedge accounting under SFAS 133. The effect of changes in exchange rates on the instruments themselves are reported only as increases or decreases in shareholders’ equity, but the largely offsetting changes in the Swedish kronor position of the related funding must be recognized currently in the income statement. Because of a depreciation of the Swedish kronor against funding currencies during the first half of 2007 as opposed to an appreciation during first half of 2006, SEK reported  negative adjustments to net profit for foreign exchange differences, before related tax effects, of Skr 1,437.1 million during  the first half of 2007 compared to a positive adjustment of Skr 1,613.8 million during the first half of 2006 (with corresponding positive adjustments to other comprehensive income of Skr 1,437.1 million during the first half of 2007 and corresponding negative adjustments of Skr 1,613.8 million during the first half of 2006). It should be noted that SEK manages its investments and financing to be economically neutral with respect to changes in the exchange rate of the Swedish Krona. For purpose of Swedish GAAP reporting, the effect of all such exchange rate movements are reflected within earnings resulting in offsetting recognition of the impact of favorable and unfavorable exchange movements on foreign currency transactions. For this reason, management believes Swedish GAAP better reflects the effects of the economic hedge relationships on net income related to foreign currency denominated instruments in the available-for-sale portfolio.

See Note 14 to the Consolidated Financial Statements for further details regarding reconciliation to accounting principles generally accepted in the United States.

Business Activities

SEK’s total volume of new customer financial transactions during the first six months of 2007 amounted to Skr 27.2 billion (36.2 for the six-month period ended June 30, 2006).

New customer financial transactions:

	January-	January-
(Skr billion)	June, 2007	June, 2006
Export credits	6.2	10.3
Other credits to exporters	3.2	3.7
Credits to other corporates	4.2	1.4
Credits to the public sector	7.5	7.6
Credits to the financial sector	3.6	8.3
Syndicated customer transactions	2.5	4.9
Total	27.2	36.2

The total amount of credits outstanding and credits committed though not yet disbursed increased during the period to Skr 119.6 billion at period-end (113.0 at December 31, 2006), of which Skr 98.1 billion (91.1 at December 31, 2006) represented credits outstanding. Of credits outstanding Skr 9.5 billion (9.1 at December 31, 2006) represents credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 31.6 billion at period-end (25.8 at December 31, 2006).

Corporate customers have been active during the period and have borrowed and issued large volumes. SEK completed a large number of transactions and corporates accounted for the majority of credits.

During the period, SEK has among other deals structured the financing of a Swedish company's new steam driven turbine and participated in the financing of a large Swedish export company’s investment in its Swedish manufacturing operations. SEK Securities activities have included arranging financing for an Icelandic energy company and a Finnish construction company, which has considerable operations in Sweden.

In the public sector, the pressure on prices is generally strong, but SEK’s activity in the sector has increased during the latter part of the period. For example, a Swedish municipality has taken a loan amounting to Skr 350 million through the Swedish bond market with the help of SEK Securities. Furthermore, SEK participated in the financing of a investment in a new heating plant.

SEK has also been participating in the long-term financing of a large infrastructure project in the Baltic region. The project is EU related, and a so called TEN-project – Trans European networks.

SEK's consultancy business has, among other activities, analysed conditions and proposed a financing solutions for cleaning technology in a Romanian coal powered power plant.

The efforts relating to product development of the Export Loan in collaboration with ALMI (the state organization for small and medium-sized companies), EKN (the Swedish Export Credits Guarantee Board), Exportrådet (The Swedish Export Council) and Swedfund (the Swedish overseas development agency) are completed. The financing product developed for small and medium-sized export companies is sold through ALMI’s regional offices and is available from July 1, 2007.

Total Assets, Liquidity, and Capital Adequacy

SEK’s total assets at period-end increased to Skr 255.9 billion (229.2 at December 31, 2006), an increase of 12 percent. The increase was mainly due to increased volumes in the liquidity portfolio and in the credit portfolio.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity.

There have been no major shifts in the break-down of SEK’s counterparty risk exposures. Of the total risk exposures, as of June 30, 2007, 62 percent (67 at December 31, 2006) were against banks, mortgage institutions and other financial institutions; 20 percent (19 at December 31, 2006) were against highly rated OECD states; 9 percent (6 at December 31, 2006) were against corporations; and 9 percent (8 at December 31, 2006) were against local and regional authorities. SEK’s exposures toward derivative counterparties is very limited compared to derivatives shown as assets since most derivatives are subject to collateral agreements. See table Counterparty Risk Exposures elsewhere in this report.

The finance market of many countries was characterized by unrest and turbulence in August and September. The uncertainty also affected the credit risk market, resulting in greatly reduced liquidity that made it more difficult for banks and other borrowers to borrow money. SEK’s liquidity has increased after period-end. SEK’s liquidity is primarily placed in assets with high ratings. SEK has no direct exposure to the U.S. sub-prime market.

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation) as of June 30, 2007 was 18.7 percent (13.8 percent at December 31, 2006 calculated according to Basel-I, i.e., the old regulation) before inclusion of effects related to the transitional rules described in the next paragraph. On this basis, the Tier-1 ratio was 13.1 percent (9.4 percent as of December 31, 2006, according to the old regulations, Basel-I).

Inclusive of effects related to the transitional rules  –  which limit the full effect of the decrease in capital required according to the new, more risk-sensitive, regulations compared with the older, less risk-sensitive, regulations – the capital adequacy ratio of SEK as a consolidated financial entity as of June 30, 2007 was 9.8 percent (13.8 percent as of December 31, 2006, according to the old regulations, Basel-I) of which the Tier-1 ratio was 6.8 percent (9.4 percent as of December 31, 2006, according to the old regulations, Basel-I).

Accordingly, the transitional rules negatively affected the capital adequacy ratio by 8.9 percentage points. For SEK, the legal, formal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the portfolio. Full effect of the decreased capital requirement will not be reached until year 2010. SEK’s objective for capital strength is essentially higher than the authorities’ minimum capital requirement.

In accordance with capital adequacy requirements under Swedish law, the Tier-1 capital is calculated based on equity in accordance with IFRS with certain adjustment. As of June 30, 2007, equity in accordance with IFRS amounted to Skr 4,392.8 million (4,250.7 as of December 31, 2006). Shareholders’ funds under Swedish GAAP as of June 30, 2007, amounted to Skr 4,325.5 million (4,124.3 as of December 31, 2006).

For further information on capital adequacy, risks and the transition to Basel-II, see Note 13 to the Consolidated Financial Statements.

The adjusted capital adequacy ratios are calculated with inclusion in the capital base of SEK’s guarantee capital, amounting to Skr 600 million, in addition to the legal core-capital base. In the table below, the capital requirement according to the authorities’ regulations is expressed – with the intention of simplifying comparisons with previous reports – also as amounts corresponding to risk-weighted assets multiplied by the factor 12.5. For operational risk and market risk these amounts are derived, since the regulations for these types of risk directly determine capital requirements.

According to the law (2006:1372) on implementation of the new capital adequacy regulations, the capital base must during 2007 not be less than 95 percent of the capital requirement according to the older regulations (Basel-I). The Basel-I-based add-on is made due to this transitional rule.

Capital Requirement in Accordance with Pillar 1

	Consolidated Group				Parent Company
(Skr million)	June 30, 2007		December 31, 2006		June 30, 2007		December 31, 2006
	Weighted	Required	Weighted	Required	Weighted	Required	Weighted	Required
	Claims	Capital	Claims	Capital	Claims	Capital	Claims	Capital

Credit Risk Standardised Method	453	36	41,136	3,290	453	36	41,224	3,298
Credit Risk IRB Method	31,598	2,528	—	—	31,598	2,528	—	—
Trading Book Risks	5,349	428	9,108	729	5,349	428	9,108	729
Currency Exchange Risks	—	—	—	—	—	—	—	—
Operational Risk	1,512	121	—	—	1,497	120	—	—
Total Basel II	38,912	3,113			38,897	3,112

Basel-I Based Additional Requirement (1)	35,259	2,821			35,259	2,821
Total Basel II incl. Additional Requirement	74,171	5,934			74,156	5,933

Total Basel I	78,059	6,245	50,244	4,019	78,059	6,245	50,332	4,027

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

	Consolidated Group		Parent Company
(Skr million)	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006

Primary Capital (Tier-1)	5,089	4,705	5,159	4,740
Supplementary Capital (Tier-2)	2,175	2,239	2,166	2,235
Of which: Upper Tier-2	1,726	1,787	1,717	1,783
Lower Tier-2	449	452	449	452
Total Capital Base (2)	7,264	6,944	7,325	6,975

Adjusted Tier-1 Capital	5,689	5,305	5,759	5,340
Adjusted Total Capital Base	7,864	7,544	7,925	7,575

(2)  Total Capital Base, net after reductions including reduction for estimated loss in accordance with IRB calculation.

      The Capital Base on June 30, 2007 includes net profit for the period less expected dividend related to the said period.

Capital Adequacy Analysis (Pillar I)

	Consolidated Group			Parent Company
	June 30, 2007			June 30, 2007
	Excl. Basel-1-based	Incl. Basel-1-based	December 31, 2006	Excl. Basel-1-based	Incl. Basel-1-based	December 31, 2006
	add. requirement	add. requirement	(Basel I)	add. requirement	add. requirement	(Basel I)

Total Capital Adequacy	18.7%	9.8%	13.8%	18.8%	9.9%	13.9%
Of which: Related to Tier-1	13.1%	6.8%	9.4%	13.4%	6.9%	9.4%
Related to Tier-2.	5.6%	2.9%	4.4%	5.6%	2.9%	4.5%
Of which: Upper Tier-2	4.4%	2.3%	3.5%	4.4%	2.3%	3.6%
Lower Tier-2	1.2%	0.6%	0.9%	1.2%	0.6%	0.9%
Adjusted Total	20.2%	10.6%	15.0%	20.4%	10.7%	15.1%

Of which: Adjusted Tier-1	14.6%	7.7%	10.6%	14.8%	7.8%	10.6%

Capital Adequacy Quota (3)	2.33	1.22	1.73	2.35	1.23	1.73

(3) Capital Adequacy Quota = Total Capital Base/Total Required Capital

INCOME STATEMENTS (UNAUDITED)

SEK (exclusive of the S-system)

	January-June, 2007		January-June, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest revenues	5,107.2	5,108.5	3,676.4	3,677.8
Interest expenses	-4,706.5	-4,706.7	-3,276.3	-3,276.4

Net interest revenues	400.7	401.8	400.1	401.4
Commissions earned	13.3	2.0	10.9	1.1
Commissions incurred	-9.0	-8.1	-12.9	-11.7
Remuneration from the S-system	12.0	12.0	12.2	12.2
Net results of financial transactions	4.6	4.7	-0.5	-0.4
Other operating income	1.1	1.9	0.2	1.0
Administrative expenses	-127.9	-120.0	-124.9	-119.5
Depreciations of non-financial assets	-14.9	-13.5	-14.9	-13.7
Other operating expenses	-0.2	0.1	-0.3	0.1

Operating profit	279.7	280.9	269.9	270.5

Changes in untaxed reserves	n.a.	0.0	n.a.	0.0

Taxes (Note 6)	-78.5	-78.9	-77.4	-77.3

Net profit for the period	201.2	202.0	192.5	193.2

Earnings per share (Note 12)	203		194

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-June, 2007	January-June, 2006

Interest revenues	225.7	221.8
Interest expenses	-238.8	-220.9

Net interest expenses	-13.1	0.9
Remuneration to SEK	-12.0	-12.2
Foreign exchange effects	0.0	1.0
Reimbursement from the State	25.1	10.3

Net	0.0	0.0

BALANCE SHEETS

	June 30, 2007			December 31, 2006
	(UNAUDITED)
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system

ASSETS

Cash in hand	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	1,814.7	1,814.7	0.0	1,786.7	1,786.7	—
Of which current assets	(1,528.9)	(1,528.9)	(0.0)	(1,503.1)	(1,503.1)	—
Of which fixed assets	(285.8)	(285.8)	—	(283.7)	(283.7)	—
Credits to credit institutions	15,766.4	15,762.9	3,436.8	14,159.0	14,158.4	3,737.3
Credits to the public	43,858.5	43,858.5	6,026.8	41,975.1	41,975.1	5,394.4
Other interest-bearing securities	176,520.7	176,520.7	—	156,602.2	156,602.2	—
Of which current assets	(135,401.1)	(135,401.1)	—	(117,469.8)	(117,469.8)	—
Of which fixed assets	(41,117.8)	(41,117.8)	—	(39,132.4)	(39,132.4)	—
Of which credits (Note 8)	(40,930.0)	(40,930.0)	—	(39,109.2)	(39,109.2)	—
Shares in subsidiaries	n.a.	118.6	—	n.a.	118.6	—
Non-financial assets	155.0	44.3	—	168.5	56.4	—
Other assets	13,028.7	13,113.2	10.5	10,301.6	10,384.3	22.2
Prepaid expenses and accrued revenues	4,714.8	4,712.1	172.8	4,207.8	4,206.9	153.9

Total assets (Note 11)	255,858.8	255,945.0	9,646.9	229,200.9	229,288.6	9,307.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	2,095.7	2,105.7	5.8	3,245.6	3,255.6	6.0
Borrowing from the public	51.6	54.5	0.0	56.0	58.9	—
Senior securities issued	231,147.1	231,147.1	0.0	203,375.6	203,375.6	0.0
Other liabilities	10,603.9	10,649.9	39.8	11,359.6	11,408.7	58.2
Lending/(borrowing) between SEK and the S-system	—	—	9,462.1	—	—	9,083.7
Accrued expenses and prepaid revenues	4,356.0	4,355.2	139.2	3,808.2	3,806.6	159.9
Allocations	410.6	53.5	—	373.7	16.6	—
Subordinated securities issued	2,868.4	2,868.4	—	2,857.9	3,857.9	—

Total liabilities and allocations	251,533.3	251,234.3	9,646.9	225,076.6	224,779.9	9,307.8

Untaxed reserves	n.a.	1,274.2	—	n.a.	1,274.2	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,122.4	204.1	—	1,126.6	208.3	—

Total non-distributable capital	2,112.4	1,194.1	—	2,116.6	1,198.3	—

Profit carried forward	2,011.9	2,040.4	—	1,622.1	1,614.5	—
Net profit for the year	201.2	202.0	—	385.6	421.7	—

Total distributable capital	2,213.1	2,242.4	—	2,007.7	2,036.2	—

Total shareholders’ funds	4,325.5	3,436.5	—	4,124.3	3,234.5	—

Total liabilities, allocations and shareholders’ funds	255,858.8	255,945.0	9,646.9	229,200.9	229,288.6	9,307.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities subject to lending	26.6	26.6	—	29.0	29.0	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	21,749.8	21,749.8	12,877.9	21,888.5	21,888.5	14,162.6

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	January-June, 2007	January-December, 2006
Opening balance of shareholders’ funds	4,124.3	3,738.7
Dividend paid	—	—
Net profit for the period	201.2	385.6
Closing balance of shareholders’ funds	4,325.5	4,124.3

STATEMENTS OF CASH FLOWS (UNAUDITED)

(A)	January-June 2007		January-June 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

CASH FLOWS FROM OPERATING ACTIVITIES

Net profit for the period	201.2	202.0	192.5	193.2
Adjustments to reconcile net profit to net cash provided by operating activities:
Changes in untaxed reserves	n.a	—	n.a	—
Increase(+)/decrease(-) in deferred taxes	—	—	—	—
Depreciations	14.9	13.5	14.9	13.7
Decrease(+)/increase(-) in prepaid expenses and accrued revenues	-507.0	-505.2	203.2	202.9
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	547.8	548.6	-252.2	-252.4
Decrease(+)/increase(-) in derivative instruments with positive or negative values	-779.3	-779.3	2,302.6	2,302.6
Other changes - net	-2,666.6	-2,671.5	1,702.6	1,656.7
Disbursements of credits (B)	-12,433.4	-12,433.4	-10,295.5	-10,295.5
Repayments of credits, including effects of currency translations	7,262.9	7,262.9	6,782.8	6,782.8
Net increase(-)/decrease(+) in bonds and securities held (B)	-19,946.5	-19,946.5	-7,611.0	-7,611.0
Other changes related to credits - net (B)	-1.2	-1.1	0.0	0.0

NET CASH USED IN(-)/PROVIDED BY(+) OPERATING ACTIVITIES	-28,307.2	-28,310.0	-6,960.1	-7,007.0

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures	-1.3	-1.4	-3.5	-3.5

NET CASH USED IN(-)/PROVIDED BY(+) INVESTING ACTIVITIES	-1.3	-1.4	-3.5	-3.5

CASH FLOWS FROM FINANCING ACTIVITIES

Net decrease (-)/increase (+) in originally short-term debt	-5,537.1	-5,537.2	4,013.1	4,013.1
Proceeds from issuance of long-term senior debt	71,799.8	71,799.8	29,725.8	29,725.8
Proceeds from issuance of long-term subordinated debt	0.0	0.0	0.0	0.0
Repayments of long-term senior subordinated debt	0.0	0.0	0.0	0.0
Adjustment of long-term subordinated debt due to currency translations	10.5	10.5	-254.4	-254.4
Repayments of long-term senior debt, including effects of currency translations	-39,716.7	-39,716.5	-26,959.2	-26,959.2
Dividend paid	—	—	—	—
Own long-term debt repurchased, net change	71.2	71.2	131.8	131.8

NET CASH USED IN(-)/PROVIDED BY(+) FINANCING ACTIVITIES	26,627.7	26,627.8	6,657.1	6,657.1

Net decrease(-)increase(+) in cash and cash equivalents	-1,680.8	-1,683.6	-306.5	-353.4
Cash and cash equivalents at beginning of period	4,094.8	4,094.2	2,452.9	2,499.0

Cash and cash equivalents at end of period (C)	2,414.0	2,410.6	2,146.4	2,145.6

(A)	The statements of cash flows have been presented in accordance with International Accounting Standards number 7 Cash Flow Statements.
(B)	Net increase(-)/decrease(+) in credits granted against documentation in the form of interest-bearing securities are included as one component in Net increase/decrease in bonds and securities held.
(C)

Cash and cash equivalents are short-term, highly liquid instruments that are convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Deposits with banks and states and repurchase agreements which have a remaining maturity not longer than three months are defined as cash equivalents. These items are reported in the balance sheet as one component of credits to credit institutions and credits to the public.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All amounts are in Skr million, unless otherwise indicated.

Introductory Note.

The Parent Company compared with the Consolidated Group

The Company reports separate Income Statements and Balance Sheet Statements for the Consolidated Group and the Parent Company.

The Consolidated Group (the “Consolidated Group” or the “Group”) comprises AB Svensk Exportkredit ( “SEK” or the “Parent Company”) and its wholly-owned subsidiaries AB SEKTIONEN, AB SEK Securities, SEK Financial Advisors AB, and SEK Financial Services AB (the “Subsidiaries”). AB SEKTIONEN’s most material asset is its building, serving as SEK’s headquarters, and SEKTIONEN does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securities company under the supervision of the Swedish Financial Supervisory Authority. SEK Financial Advisors AB and SEK Financial Services AB's objective is to engage in advisory services. SEK Financial Services AB was established in 2005 and did not conduct any business by period-end.

The information in the following notes represents, unless otherwise stated, both the Consolidated Group and the Parent Company.

Note 1.           Applied accounting principles

Introduction

From January 1, 2007, SEK is applying International Financial Reporting Standards (IFRS) published by the International Accounting Standard Board (“IASB”) and endorsed by EU in its consolidated accounts and in the parent company accounts. However, for the consolidated statements presented herein, SEK has chosen in accordance with the SEC regulations for first-time adopters to use the “Previous GAAP Option”. A foreign private issuer may present three years of audited Previous GAAP financial statements as well as Previous GAAP interim financial statements for the current year and comparable prior year period, all reconciled to U.S. GAAP. Since SEK is a first-time adopter in 2007, we have presented audited financial statements for 2004, 2005 and 2006 in our Annual Report on Form 20-F for the year ended December 31, 2006 and unaudited financial statements for the six months of 2006 and 2007 in this report, all in accordance with Previous GAAP (which in our case is Swedish GAAP) and reconciled to U.S. GAAP.

Under previous GAAP Swedish accounting legislation, as well as the related accounting regulations of the Swedish Financial Supervisory Authority, was adapted to applicable EU directives. The regulations applied to Swedish credit institutions, including SEK. The regulations included, among other things, specific rules for hedge accounting which enables reporting based on consistent valuation principles for financial assets and financial liabilities that are acquired to hedge the holder against unfavorable changes in the net values of such assets and liabilities. Hedge accounting was also applied in previous years.

The following accounting policies have been applied:

(a)           Consolidation. The consolidated financial statements have been drawn up in accordance with the Swedish Financial Accounting Standards Council’s recommendation number 1:00, Consolidated Accounts, based on the purchase method.

No untaxed reserves are reported separately in the Consolidated Balance Sheet, nor are revenues and expenses, including taxes, related to untaxed reserves reported separately in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are presented as (i) an after-tax portion, reported as one component of non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of “allocations”. Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation “n.a.” has been used.

(b)           The State-supported system (“S-system”). SEK administers, against compensation, the state’s export credit support system, and the state’s tied aid credit program (the “S-system”). Pursuant to agreements between SEK and the state, the state reimburses all interest differentials, financing costs and net foreign exchange losses under the S-system while any credits or borrowings remain outstanding. These settlements are every three months in arrears. Claims for reimbursement from the state (and liabilities for reimbursement to the state) are reported as “Other Assets – Due from the state” until settled.

Results in the S-system by Type of Credit

(Skr million)

	CIRR credits		Concessionary credits		Net result for S-system
	2007-06	2006-06	2007-06	2006-06	2007-06	2006-06

Interest Revenues/(expenses)	9.4	34.6	-22.5	-33.7	-13.1	0.9
Renumeration to SEK	-11.0	-10.8	-1.0	-1.4	-12.0	-12.2
Foreign exchange differences	0.0	1.0	0.0	0.0	0.0	1.0

Total	-1.6	24.8	-23.5	-35.1	-25.1	-10.3

(c)           S-system statements. Separate income statements are shown for the S-system. Amounts included in such income statements are not included in income statements of the Consolidated Group and the Parent Company.

For Balance Sheets, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. However, the Balance Sheets columns headed “Of which S-system”, state the S-system items separately.

Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK. However, the results under such system are settled between SEK and the state as described in Note 1(b).

(d)           Accrual basis accounting. The SEK-group applies the accrual basis of accounting.

(e)           Settlement or trade date reporting. The reporting on the balance sheet is based on trade date, however, in the case of credits and debt, on settlement dates.

(f)            Gross basis reporting. The reporting of all interest revenues and interest expenses is made on a gross basis with the exception of interest revenues and interest expenses related to derivative instruments. In accordance with the regulations of the Swedish Financial Supervisory Authority, interest revenues and interest expenses related to derivative instruments are reported on a net basis.

 (g)          Current and fixed financial assets. Financial assets are classified as “current financial assets” or “fixed financial assets”. Fixed financial assets are assets which the Company has the intention and ability to hold to maturity. Current financial assets are all financial assets other than fixed assets. See also Note 1(j).

(h)           Untaxed reserves. In accordance with Swedish tax law the Parent Company maintains certain untaxed reserves. (See also Note 1(a).)

(i)            Currency translation. Assets and liabilities in foreign currencies have been translated to Swedish kronor at the year-end exchange rates. Currency exchange effects are included as one component of “net results of financial transactions”.

Revenues and expenses denominated in foreign currencies are translated to Swedish kronor at the current exchange rate as of the respective day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects.

(j)            Securities. The following principles have been applied with regard to interest-bearing securities (“securities” or “interest-bearing securities”):

Securities that are financially managed to provide the company with market interest earnings on the investment of its equity, with the intention of retention until maturity (securities classified as held-to-maturity securities), are classified as fixed financial assets in the Balance Sheet and reported at amortized cost.

Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, and aimed to be held to maturity (“held-to-maturity account securities”), are reported on the balance sheet as one component of securities classified as fixed financial assets and reported at amortized cost.

Securities included in interest-rate and currency-exchange-rate hedged transactions (“hedge account securities”) are classified as current financial assets and reported — in accordance with the hedge accounting rules — at amortized cost. Hedge account securities are offset by other financial instruments, mostly derivatives or liabilities, with matching principal or notional amounts, interest rates and currencies, so that the Company’s exposure to changes in net values of such securities due to movements in interest and exchange rates is hedged.

It is the Company’s policy to manage investing and funding activities to minimize potential fair value exposure to movements in interest and currency exchange rates. In accordance with this policy, the Company may on a limited basis invest in non-hedged securities to be reported at market value. Securities in the Trading Portfolio (securities classified as held-for-trading securities) as defined by the regulations of the Swedish Financial Supervisory Authority, are classified as current financial assets and reported at market value. The difference between market value and amortized cost (unrealized net gains or losses) of securities classified as held-for-trading is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority’s regulations.

Gains and losses realized in connection with sales of hedge account securities are deferred and amortized as one component of interest revenues or interest expenses, as applicable, while gains and losses in connection with sales of other securities are reported as a component of net results of financial transactions. Such amortized gains or losses are not at present a material component of assets and liabilities.

The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i) “treasuries, etc., eligible for refinancing with central banks”, and  (ii)  “other interest-bearing securities”. SEK has no legal right to refinance any securities with the Swedish Central Bank. SEK has, therefore, determined to instead use the term “treasuries/government bonds”. All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to “treasuries/government bonds” and to “other interest-bearing securities”.

(k)           Deposits. Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of “credits to credit institutions”.

(l)            Repurchase agreements and bond lending. Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. However, according to regulations of the Swedish Financial Supervisory Authority, securities/assets sold subject to repurchase agreements and securities/assets lent to other parties will — although not formally representing collateral — be reported under the heading “collateral provided”.

(m)          Past-due and doubtful credits. Past-due credits are credits or other assets on which interest or principal has been contractually past-due for more than 60 days. Doubtful credits (or other assets) are credits (or other assets) that are past due or where the payments most likely will not be fulfilled according to the terms of agreement. Restructured credits (or other assets) are credits (or other assets) on which the interest-rate has been reduced to below commercial levels.

(n)           Provisions for probable credit losses. Provisions for probable credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantee or collateral will probably fail to cover SEK’s full claim. Such determinations are made for each individual credit/asset. No such provisions were made in the first six months of 2007. There has been no need to make any provision in groups for individually valued claims.

(o)           Depreciation and amortization. Office equipment is depreciated on a straight-line method over an estimated useful life of five years. Buildings and building equipment relating to the building held by the acquired subsidiary AB SEKTIONEN, are also depreciated on the straight line method over an estimated useful life of 67 years. Intangible assets, i.e. capitalized IT software investments are amortized by 20 percent per year from the date the asset is available for use. (See also Note 1(s)).

(p)           Reacquired debt. SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. Unless the instrument has been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase is amortized during the remaining contractual tenure of the instrument.

(q)           Derivative instruments. In its normal course of business, SEK uses, and is a party to, different types of derivative instruments, mostly interest-rate related and currency-exchange-rate related instruments, for the purpose of hedging or eliminating SEK’s interest-rate and currency-exchange-rate exposures.

Such instruments are reported, in accordance with the hedge accounting rules, at amortized cost.

Net receivables or liabilities related to individual currency-exchange-rate related instruments are reported on the balance sheet as one component of “other assets” or “other liabilities”, as the case may be. The amounts included in “other assets” or “other liabilities”, related to such instruments, reflect the differences between the nominal value of the receivable or asset constituent, on the one hand, and the liability constituent, on the other hand, of each such instrument held.

Counterparty exposures in derivative instruments and off-balance sheet contracts are calculated and included in the reporting of capital adequacy in accordance with the Swedish Financial Supervisory Authority’s regulations.

(r)           Pension obligations. The Company sponsors a defined benefit multiemployer plan covering all employees. All contributions paid or payable to the plan have been expensed. In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. A one-off pension liability to former employees is carried in the balance sheet at the actuarially calculated present value of the obligation.

Swedish Financial Accounting Standards RR 29, Remuneration to Employees, which is based on IAS 19 Employee benefits, has been applied. The standard includes, among other things, how to account for and provide information on remuneration in the form of pension commitments. This standard also stipulates defined-benefit accounting for arrangements with multi-employer plans, provided sufficient information is available for the Company to account for its proportionate share of such defined-benefit obligations, plan assets and costs associated with such plan. However, this information is not yet available for the Company.

(s)           Intangible assets. Swedish Financial Accounting Standards RR15, Intangible Assets, has been applied on the capitalized portion of investments in IT-system which includes expenses considered to relate to the intangible asset, such as consulting fees and expenses for Company personnel contributing to producing such intangible asset.

(t)            Income tax. Income tax for the profit or loss for the year comprises current and deferred taxes. Current tax is expected to be payable on taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on taxable temporary differences.

(u)           Certain references. In certain cases, references are made in the “Notes to the Consolidated Financial Statements” to information included in other sections of this report. Such information shall be deemed to be included herein by reference.

Note 2.           Foreign Exchange Gains/Losses

All foreign exchange gains and losses are recognized currently in income under the item Net result of financial transactions.

Note 3.           Trading Gains/Losses on Securities and Derivatives

All trading gains and losses on securities and derivatives are recognized currently in income under the item Net result of financial transactions.

Note 4.           Interest Revenues/Expenses

The reporting of interest revenues and interest expenses related to derivative instruments is reported on the income statement on a net basis.

Note 5.           Pension obligations

The Company sponsors a defined benefit multiemployer plan covering all employees. All contributions paid or payable to the plan have been expensed. In addition, the Company has supplementary pension obligations to certain key employees. The benefits currently earned are covered by annuity contracts, the cost of which has been expensed. A one-off pension liability to former employees is carried in the balance sheet at the actuarially calculated present value of the obligation.

SEK has adopted the Swedish Financial Accounting Standards RR 29, Remuneration to employees, which is based on IAS 19 Employee benefits. The standard includes, among other things, how to account for and provide information on remuneration in the form of pension commitments. The standard mandates defined benefit accounting also for arrangements with multiemployer plans provided sufficient information will be made available to allow the Company to account for its proportionate share of the defined benefit obligations, plan assets and costs associated with the plan. Such information has not yet been made available for the Company. Under such circumstances, the Company has accounted for its pension costs under the multiemployer plan arrangement as if the plan were a defined contribution plan arrangement, i.e. as set out in paragraph 30 of IAS 19. The application of RR 29 has not had any material effect on this report.

Note 6.           Taxes

Reported amounts of taxes for the six-month period ended June 30 represent profits before appropriation multiplied by the standard tax rate (28%),  with addition to certain tax costs related to holding untaxed reserves. No allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis. The Company estimates that the standard tax rate gives an acceptable approximation of the effective tax rate.

Note 7.           Counterparty Exposures

For the Company’s counterparty exposures related to interest-bearing securities, credits and derivative instruments at June 30, 2007 and December 31, 2007, classified by type of borrower, guarantor, collateral or issuer, see table on page 4.

Note 8.           Credits

Represents credits granted against documentation in the form of interest-bearing securities.

Note 9.           Past-Due Credits

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (1.0 at December 31, 2006). The principal amount not past due on such credits was Skr 0.0 million (2.9 at December 31, 2006).

Note 10.         Untaxed Reserves

Allocations to and/or dissolutions of untaxed reserves are made only at year-end. Accordingly, the balances thereof at June 30 are the same as those at the preceding year-end.

Note 11.         Currency Exchange Impact on Total Assets

The amount of total assets at period-end, Skr 255.9 billion, was approximately Skr 3.5 billion higher than it would have been if the currency exchange rates as of December 31, 2006, had been unchanged.

Note 12.         Earnings per Share

Earnings per share consist of net profit for the period divided by the number of shares. The total number of shares at June 30, 2006 and 2007, and at December 31, 2004, 2005 and 2006 was 990,000. There are no dilutive instruments outstanding.

Note 13.         Capital Adequacy

New capital adequacy regulations – Basel-II

As of February 1, 2007, new capital adequacy regulations, Basel-II, were implemented in Sweden. The regulations are based on the so called Basel framework, and they have been implemented throughout the entire EU. According to the new regulations, the capital requirement will, to a higher degree than previously, be related to the risks. One of the novelties is that the minimum capital requirement for credit risks now, provided permission from the Swedish Financial Supervisory Authority, may be based on the company’s internal risk measures (the “IRB-method”). Another essential novelty is the additional capital requirement for operational risk, in addition to the capital requirement for credit risks and market risks.

The transition to regulations that to a higher degree than previously are based on real risks, may imply large changes in the minimum capital requirement. As from 2007 the capital requirement shall be determined, primarily, based on the new, more risk sensitive, regulation. The legislator has, however, chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than a continuously reduced capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007-2009, SEK must make parallel calculations of its capital requirement based on the old, less risk sensitive, rules. In case the capital requirement calculated under the old rules – however, reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009, respectively – exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period. For companies, whose capital requirement should decrease if only the new rules were applied, the full effect of the new rules is accordingly not allowed during the transitional period. This can be stated as an asymmetric implementation of the new rules, which discriminates against companies whose risks are lower than what was appreciated by the old regulations.

Capital requirement and capital base

In conjunction with the transition to IFRS and a related analysis of different types of assets, SEK has determined to reclassify a group of securitized assets. In summary, the reclassification has resulted in a move of the said assets from the trading book to, what is called, the banking book. The current assets are of the type Asset-Backed Securities (ABS) and are all of very high creditworthiness. In addition to the accounting implications, the reclassification results in a significant reduction in the capital adequacy requirement for these assets according to Basel-II. Under the new capital adequacy regulations, these assets will have a risk-weight of approximately 7 percent, which is in line with SEK’s internal assessment of the real credit risk. Under the old, less risk sensitive, regulations, these assets are risk-weighted by varying weights between 50 percent and 100 percent in the banking book or, if they would have continued to be classified as trading book assets, approximately 20 percent.

Accordingly, the reclassification results in a material increase in the capital requirement under the old, less risk-sensitive, regulations. Consequently, due to the transitional rules, the decrease in the capital requirement under the new, more risk-sensitive, regulations will not be effective in the short run. Contrary, the aggregate capital requirement under the new regulations will, when taking into account the transitional rules, increase. However, SEK continues to have a good margin above the minimum capital requirement.

The capital adequacy ratio exclusive of effects related to the transitional rules of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of June 30, 2007 was 18.7 percent before inclusion of effects related to the transitional rules. The regulatory capital adequacy ratio –  inclusive of effects related to the transitional rules –  of SEK as a consolidated financial entity as of June 30, 2007 was 9.8 percent (13.8 percent as of December 31, 2006), of which the Tier-1-ratio was 6.8 percent (9.4 percent as of December 31, 2006, according to the old regulations, Basel-I). Thus, effects related to the regulatory transitional rules  limit the full effect of the decrease in capital required according to the new, more risk-sensitive, regulations compared with the older, less risk-sensitive, regulations.

Accordingly, the transitional rules negatively affected the capital adequacy ratio by 8.9 percentage points. For SEK, the legal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010 when the transitional rules expire. SEK’s objective for capital strength is essentially higher than the authorities’ minimum capital requirement.

In addition to the minimum capital requirement, the companies (subject to capital adequacy regulations) must also undertake internal capital assessments under Pillar 2. The internal capital assessment shall, among other things, take into account risks that are not included in Pillar 1, such as the capital requirement for strategic risk and the rating agencies’ views on the capital need of the company. SEK has always had a higher capital ratio than what has been formally required. Also the supervisory authorities expect that the individual company will in the future have a capital base that exceeds the formal minimum capital requirement.

Both the core capital and the total capital base decrease under the new regulations. This is due mainly to deductions in the capital base for an amount regarding expected losses. Such expected losses do not represent real, individually anticipated losses, but reflect a technically calculated amount. These losses are calculated according to law and regulations, based on information from SEK’s internal risk classification system. For SEK, as of June 30, 2007, such technically calculated amount was Skr 52 million. Half such amount reduces the core capital, and half reduces the supplementary capital. The calculations are characterized by prudence, such that risks are overestimated rather than underestimated. In addition there are safety-margins built into the risk classification system. This implies that the amount deducted from the capital base exceeds the amount of losses that SEK anticipates on an individual counterparty basis and, accordingly, also the loss reserves.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-method. There are two different IRB-approaches. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority. Under the Advanced Approach, the company also determines loss given default (“LgD”) and exposure at default (“EaD”).

Operational risks

The new regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. For calculations of this capital requirement there are available the Basic Indicator Approach, which can be used without any permit from the Swedish Financial Supervisory Authority, and the more advanced methods – the Standardized Approach and Advanced Measurements Approaches – which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

Market risks

For market risks, the capital required equals the aggregate of the capital requirement for counterparty credit risks in the trading book, for settlement risks, for positions in the trading book, and for currency exchange risks in the entire operation. The capital requirement for each respective risk type is calculated separately according to the Swedish Financial Supervisory Authority’s regulations.

Note 14.         Reconciliation to accounting principles generally accepted in the United States

Swedish GAAP vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

Functional currency – SEK has determined that Swedish kronor  (Skr) is its functional currency under U.S. GAAP. The determination is based on several factors, the important ones being that SEK’s shareholders’ funds are denominated in Swedish kronor, its performance is evaluated based on a result expressed in Swedish kronor, and that a large portion of expenses especially related to administrative expenses is denominated Swedish kronor. SEK also manages its risk exposure with regard to foreign currency exposure in such a way that the exposure between Swedish kronor and other currencies is hedged. Under Swedish GAAP there is no explicit requirement to determine functional currency.

Debt Securities – The Company holds a large account in securities which under Swedish GAAP are reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as available-for-sale securities under U.S. GAAP and, accordingly, to recognize related unrealized gains or losses, net of tax, as other comprehensive income. This also includes securities that were held in the held-to maturity category previously, which were transferred at January 1, 2007, due to a change in the intention not to hold these transactions to maturity. Because of this transfer, the Company will be unable to classify securities as held-to- maturity under U.S. GAAP for a period of at least two years.

As of January 1, 1996, the Company transferred certain debt securities which were reported as trading-securities under U.S. GAAP to held-to-maturity-securities. The excess of the market value over par value, previously recorded in income, at the date of such transfer was amortized over the remaining life of the security up until December 31, 2006. From January 1, 2007, these securities are classified as available-for-sale securities under U.S. GAAP and the remaining unamortized difference has been dissolved through other comprehensive income.

Derivatives – Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, were effective for the Company as of January 1, 2001. SFAS 133 and SFAS 138 require that an entity recognizes all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge derivative’s change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment for the risk being hedged through income, or (ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge derivative's change in fair value is recognized immediately in income.

One main reconciliation difference is related to derivatives hedging perpetual subordinated debt where hedge accounting has not been achieved under U.S. GAAP while hedge accounting is applied under Swedish GAAP. Such changes in fair value are included in “derivatives and hedging activities” in the summary of significant adjustments tables which follow.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. SEK has decided that senior debt which includes significant embedded derivatives required for bifurcation (because the embedded feature is not clearly and closely related to the nature or terms of the underlying host debt instrument) will irrevocably be classified as financial liabilities at fair value through profit or loss (FVO) under IFRS and measured at full fair value through profit or loss. From January 1, 2007 and onwards, under IFRS all such instruments will be identified and treated in accordance with this decision. Furthermore, in the opening IFRS balance as of January 1, 2006, all outstanding instruments in the said group are identified and treated in accordance with this decision. SEK therefore has decided that under U.S. GAAP the same senior debt instruments will from January 1, 2007, and onwards be treated in accordance with FAS 155, Accounting for Certain Hybrid Financial Instruments, paragraph 4(c). This is possible under U.S. GAAP also for the outstanding instruments at that time since these instruments previously had been bifurcated under paragraph 12 of FAS 133 and subject to fair value hedge accounting. When applying FAS 155 the debt instruments are accounted for at fair value in the balance sheet on the day of first time application while under Swedish GAAP they were accounted for at amortized cost. Since these transactions before application of FAS 155 were subject to fair value hedge accounting and therefore recognized at fair value in the reconciliation between Swedish and U.S. GAAP before January 1, 2007, there is no cumulative-effect adjustment on January 1, 2007 other than the adjustment arising from the application of FAS 133 at January 1, 2001, as specified below.

Adoption of FAS 133 resulted in the carrying value at January 1, 2001, of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges being positively adjusted by Skr 1,645 million with no impact on net income. Because such hedging relationships did not qualify for hedge accounting under FAS 133, changes in the fair value of the previously designated derivatives up to December 31, 2006 have been recognized in income while the adjustment to the carrying value of the assets and liabilities has been accreted to income. The major part of this adjustment was related to senior debt which from January 1, 2007, has been carried at fair value due to application of FAS 155 and therefore a large part of the remaining net reconciliation difference at December 31, 2006 – in total Skr 647.8 million – has been dissolved through other comprehensive income with an amount of Skr 673.0 million. The remaining unamortized amount outstanding at January 1, 2007, negative Skr 25.2 million – related to transactions where FAS 155 could not be applied – will be amortized over the life of each such individual transaction remaining outstanding.

Foreign exchange differences on investment securities – SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these, because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is a substantially identical offsetting change in the Swedish kronor value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged into, the same currency.

However, under U.S. GAAP the valuation effects of changes in currency exchange rates in the value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship are taken directly to equity whereas the offsetting changes in Swedish kronor terms of the borrowing are taken to earnings. This leads to a mismatch between recognition of the income statement impact of changes in currency exchange rates, with exchange rate changes impacting funding liabilities reported in current earnings whereas exchange rate changes impacting the carrying amount of available for sale securities are reported as a component of other comprehensive earnings.

The result of the foregoing is that for the six-month period ended June 30, 2007 SEK’s U.S. GAAP profits were decreased by Skr 1,437.1 million compared to Swedish GAAP profits, and for the corresponding period ending June 30, 2006, SEK’s U.S. GAAP profits were increased by 1,613.8 million compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total equity between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of equity).

Own debt repurchased – Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company’s debt instruments would be recognized immediately together with gains or losses on early termination of related derivatives. See Note 1 (p) for the Swedish GAAP treatment.

Other – No reconciliation of significant material variations between Swedish and U.S. GAAP has been made with respect to the S-system because any such variations that affected the Company’s net profit would be offset by an adjustment in the amount reimbursed by the State. Due to the retention of some credit risk on loans extended by the Company within the S-system, under U.S. GAAP SEK would be required to account for all effects related to the income statement of the S-system as gross revenues or costs for SEK; such presentation would not however result in an adjustment to reported net income or equity under U.S. GAAP.

The following is a summary of the significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Six-month Period Ended June 30,
(In millions of Skr unless otherwise stated)	2007	2006
Net profit for the period under Swedish GAAP	201.2	192.5
Derivatives and hedging activities	54.0	(106.8)
Accretion of discount on liabilities and amortization of premiums on assets that qualified for hedge accounting before adoption of SFAS 133	(5.8)	(85.9)
Foreign exchange differences on available-for-sale securities	(1,437.1)	1,613.8
Gains/(losses) in connection with repurchases of own debt, etc	2.7	(0.7)
Amortization of unrealized gains on securities transferred into the held-to-maturity category in 1996	n.a.	(2.1)
Tax effect of U.S. GAAP adjustments	388.1	(397.1)
Deferred taxation	0.2	(2.8)
Net adjustments	(997.9)	1,018.4
Net profit (loss) for the period under U.S. GAAP	(796.7)	1,210.9

Earnings (loss) per share under U.S. GAAP (Skr)	(804.7)	1,223.1

The following is a summary of the significant adjustments to comprehensive income that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	Six-month Period Ended June 30,
(In Skr million unless otherwise stated)	2007	2006
Net profit (loss) for the period under U.S. GAAP	(796.7)	1,210.9
Other comprehensive income:
Difference between fair value and book value of available-for-sale securities (exclusive of foreign exchange differences)*	246.4	106.5
Difference between fair value and book value of available-for-sale securities solely related to foreign exchange differences**	1,437.1	(1,613.8)
Effects of changes in accounting policies upon first time application of FAS 155	(673.0)	n.a.
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	0.1	(2.0)
Dissolution of unamortized gains on securities transferred to held to maturity securities in 1996 when transferred to available-for-sale January 1, 2007	(13.5)	n.a.
Tax effect on other comprehensive income	(279.2)	422.6
Total other comprehensive income	717.9	(1,086.7)
Comprehensive income under U.S. GAAP	(78.8)	124.2

* For the six-month period ended June 30, 2007, reclassification has been made in other comprehensive income related to securities sold during the period. The realized losses (exclusive of foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 4.5 million (realized losses 4.2 for the six-month period ended June 30, 2006).

** For the six-month period ended June 30, 2007, reclassification has been made in other comprehensive income related to available-for-sale securities sold during the period. The realized gains (solely related to foreign exchange differences) on available-for-sale securities sold during the period amounted to Skr 205.0 million (realized losses 144.8 for the six-month period ended June 30, 2006).

The following is a summary of the significant adjustments to shareholders’ funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	June 30,		December 31,
(In millions of Skr)	2007	2006	2006
Shareholders’ funds under Swedish GAAP	4,325.5	3,931.2	4,124.3
Difference between fair value and book value in available-for-sale securities	607.3	143.6	360.9
Derivatives and hedging activities	411.8	67.7	357.8
Unamortized discount on liabilities and premium on assets that qualified for hedge accounting prior to adoption of SFAS 133	(31.0)	733.8	647.8
Gains/(losses) in connection with repurchases of own-debt, etc.	146.0	0.4	143.3
Fair value of derivatives recognized upon adoption of SFAS 133 related to cash flow type hedges	(4.2)	(3.6)	(4.3)
Unamortized gains on securities transferred to held to maturity securities in 1996	n.a.	13.5	11.3
Other	33.1	33.1	33.1
Tax effect of U.S. GAAP adjustments	(316.4)	(267.5)	(424.7)
Deferred taxation	(30.0)	(28.0)	(30.2)
Net adjustments	816.6	693.0	1,095.0
Shareholders’ funds under U.S. GAAP	5,142.1	4,624.2	5,219.3

The Company has not identified any financial instruments classified as available-for-sale or held to maturity that were impaired at the balance sheet date.

Accounting for derivative instruments and hedging activities – SFAS 133 is the foundation of a set of U.S. GAAP requirements for accounting for derivatives. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value; the accounting for changes in fair value of the derivative depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. However, if the derivative qualifies as a hedge, the accounting varies based on the type of risk being hedged (see previous discussion herein of accounting for derivatives in designated hedging relationships).

In the hedging relationship of a financial asset or liability, SEK designates the risk being hedged as one of the following:

(1)        The risk of changes in the overall fair value of the entire hedged item.

(2)        The risk of changes in its fair value attributable to changes in the designated benchmark rate (referred to as interest rate risk).

(3)        The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk).

(4)        The risk of changes in its fair value attributable to changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at the inception of the hedge (referred to as credit risk).

If the risk designated as being hedged is not the risk in (1) in the paragraph above, SEK may designate one or more of the other risks (interest rate risk, foreign currency exchange risk and credit risk) as the hedged risk. The benchmark interest rate being hedged in a hedge of interest rate risk will be specifically identified as part of the designation and documentation at the inception of the hedging relationship.

As SEK currently hedges the risk of fair value changes in its loans or investments, the transactions are accounted for according to the fair value hedge model pursuant to SFAS 133.

There are currently four different strategies used within SEK to hedge changes in fair value.

(A)      Hedge of changes in fair value due to interest rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is an interest rate swap (“IRS”), swapping fixed to floating interest rates.

(B)       Hedge of changes in fair value due to interest and foreign exchange rates. It is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a cross currency interest rate swap (“CIRS”), going from fixed interest rate in one currency to floating interest rate in another currency.

(C)       Hedge of changes in fair value due to interest rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (A), above it is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is a group of derivatives consisting of IRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate to floating interest rate.

(D)      Hedge of changes in fair value due to interest and foreign exchange rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (B) above, it is SEK’s objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e., to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a group of derivatives consisting of CIRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate in one currency to floating interest rate in another currency.

SEK started to apply FAS 155 from January 1, 2007. Hedge categories (C) and (D) are thereafter no longer in use for any presently existing group of transactions.

Both at the inception of the hedge and on an ongoing basis, SEK’s hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to the hedged risks.

The fair value of the derivative will be estimated using discounted cash flow analysis. The discount factors are derived from the zero coupon curve, based on the swap curve, for each currency. Embedded features, such as options, futures or forwards are valued using the best accessible market data and best practice valuation models. A valuation from an external counterparty may also be used. The market price for the transaction in question or for a similar transaction is used to derive, the fair value of the option, future or forward contracts. The fair value may also be derived from an external counterparty.

Quantitative disclosures about ineffectiveness – Net gain or loss recognized in earnings representing (a) the amount of hedge ineffectiveness in fair value hedges, and (b) the component of the derivative instruments’ gain or loss, if any, excluded from the assessment of hedge effectiveness is reported as one component of  “Derivatives and hedging activities” in the statement of significant adjustments to net profit that would be required if U.S. GAAP were to be applied instead of Swedish GAAP. For the six-month period ended June 30, 2007, a net loss amounting to Skr 0.7 million (net gain Skr 56.6 million for the six-month period ended June 30, 2006) related to the amount of hedge ineffectiveness in fair value hedges was reported as one component of the item “Derivatives and hedging activities”.

Recent Accounting Matters

From January 1, 2007, SEK is applying International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board ("IASB") and endorsed by the EU in its consolidated accounts and in the parent company accounts. No other new or revised Swedish accounting pronouncements affecting recognition or measurement came into effect in the first six month of 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements.. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company is currently evaluating the potential impact, if any, which the adoption of SFAS 157 will have on the schedule of significant adjustments to U.S. GAAP from Swedish GAAP included in the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R” (“SFAS 158”). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 further requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of accumulated other comprehensive income. Since SEK has no publicly traded equity securities, the Company under this statement is only required to recognize the funded status as of the end of the fiscal year ending after June 15, 2007, and to measure plan assets and the benefit obligation as of the date of the fiscal year-end as from the fiscal year ending December 31, 2008.The Company is currently evaluating whether the adoption of SFAS 158 will have a material impact on the Company’s schedule of significant adjustments to U.S. GAAP from Swedish GAAP included in the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities –Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2007, Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. The Company is currently evaluating the potential impact, if any, which the adoption of SFAS 159 will have on the schedule of significant adjustments to U.S. GAAP from Swedish GAAP included in the Company’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, “Materiality”, when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. No adjustment was required to beginning retained earnings as a result of the adoption of SAB 108.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1, 2007

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

	By:	/s/ Peter Yngwe
Peter Yngwe, President